UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2009

Commission File Number: 001-33340

TONGJITANG CHINESE MEDICINES COMPANY
5th Floor, Block B
Nanshan Medical Device Park
1019 Nanhai Avenue, Shekou, Nanshan District
Shenzhen, 518067 Guangdong Province
People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under the cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tongjitang Chinese Medicines Company
By:	/s/ Xiaochun WANG
	Name:	Xiaochun WANG
	Title:	Chairman and Chief Executive Officer

Date: June 3, 2009

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release regarding first quarter 2009 financial results of Tongjitang Chinese Medicines Company

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Exhibit 99.1
Tongjitang Chinese Medicines Company Reports
First Quarter 2009 Financial Results
SHENZHEN, China, June 3, 2009 (BUSINESS WIRE) — Tongjitang Chinese Medicines Company (NYSE: TCM) (“Tongjitang” or the “Company”), a leading specialty pharmaceutical company focusing on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China, today announced its financial results for the quarter ended March 31, 2009.
Financial Results for the Quarter Ended March 31, 2009
•
Net revenues decreased to RMB90.2 million ($13.2 million)[1] from RMB105.8 million the year before, reflecting a 20.7% decline in Xianling Gubao (“XLGB”) sales to RMB55.7 million ($8.1 million), a 11.3% increase in sales of other core products to RMB14.8 million ($2.2 million) and a 11.5% decrease in sales of other non-core products to RMB19.7 million ($2.9 million).

•	Gross margin decreased to 58.2% in the first quarter of 2009 from 61.0% in the same period of 2008.

•	Net loss was RMB11.4 million ($1.7 million), which yielded net loss per ADS of RMB0.32 ($0.04), and net loss per share[2] of RMB0.08 ($0.01).

•	The Company broke even on an adjusted EBITDA per ADS basis. Please refer to the reconciliation table provided below.
Net revenues for the first quarter of 2009 were RMB90.2 million ($13.2 million), down by 14.8%, or RMB15.6 million, from RMB105.8 million in the first quarter of 2008, and down 21.7% from RMB115.2 million in the fourth quarter of 2008. XLGB sales were RMB55.7 million ($8.1 million) in the first quarter of 2009, compared to RMB70.3 million in the first quarter of 2008. Revenue of the Company’s other core products, such as Moisturizing and Anti-itching Capsules increased to RMB14.8 million ($2.2 million) from RMB13.3 million in the first quarter of 2008. Revenue contribution from Guizhou Long-Life Pharmaceutical Company Limited (“Guizhou LLF”) decreased to RMB2.3 million ($335,445) from RMB2.5 million in the fourth quarter of 2008. Products by Guizhou LLF contributed approximately 2.5% of revenue in the first quarter of 2009, compared to 2.1% in the fourth quarter of 2008. The first quarter contribution from Qinghai Pulante Pharmaceutical Co. (“Pulante”), which was acquired in the second quarter of 2008, was RMB1.6 million ($239,284).
Gross profit decreased by 18.6% to RMB52.5 million ($7.7 million) in the first quarter of 2009 from RMB64.5 million in the first quarter of 2008. Gross margin was 58.2% in the first quarter of 2009, compared to 61.0% in the same period of 2008 and 61.2% in the fourth quarter of 2008. Gross margin performance primarily reflects revenue mix, including greater revenue contribution from distribution activities versus the prior year period. The price of barrenwort, used in the production of XLGB, remained stable in the first quarter of 2009.
Operating loss in the first quarter of 2009 was RMB10.3 million ($1.5 million), compared to operating loss of RMB8.3 million in the first quarter of 2008, primarily reflecting increased selling and marketing expenditure as the Company implemented its new marketing strategy.

1.
This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars as of and for the quarter ended March 31, 2009 were made at the noon buying rate on March 31, 2009 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserves Bank of New York, which was RMB6.8329 to USD1.00. Tongjitang makes no representation that the Renminbi or US dollar amounts referred to in this release could have been or could be converted into US dollars or Renminbi, as the case may be, at any particular rate or at all.

2.	All references to ‘shares’ are to our ordinary shares. Each of our American Depositary Shares, which are traded on the New York Stock Exchange, represents four ordinary shares.

Net loss was RMB11.4 million ($1.7 million), net loss per ADS was RMB0.32 ($0.04), and net loss per share was RMB0.08 ($0.01) in the first quarter of 2009. Adjusted EBITDA in the first quarter of 2009 was a loss of RMB1.9 million ($280,000), compared to adjusted EBITDA of RMB26.5 million in the first quarter of 2008. Adjusted EBITDA on a per share basis was approximately RMB0.01 ($0.00) in the first quarter of 2009. The number of shares used in the computation of GAAP earnings per share and adjusted EBITDA per share (Non-GAAP) was 135.3 million. Please refer to the Company’s GAAP to Non-GAAP reconciliation table provided below.
Xiaochun Wang, Chief Executive Officer and Chairman of Tongjitang, stated, “We are confident that our diversified product portfolio, which contains leading branded products, combined with our increased marketing efforts and the completed restructuring of our sales team, will drive our long-term growth and result in operational improvements in the rest of the year.”
Balance Sheet
As of March 31, 2009, the Company had cash and cash equivalents of RMB488.4 million ($71.5 million). This compares to RMB516.1 million as of December 31, 2008, and RMB797.3 million as of March 31, 2008.
Form 20-F Filed
The Company also announced today that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2008 with the Securities and Exchange Commission. The annual report can be accessed at www.sec.gov and has been posted on the investor relations section of Tongjitang’s website through http://www.tongjitang.com/. Tongjitang will provide a hard copy of its annual report on Form 20-F containing complete audited financial statements, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to the Company’s IR representative, listed below.
About Non-GAAP Financial Measures
To supplement the Company’s unaudited condensed consolidated financial information presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company also provides non-GAAP financial measures, non-GAAP net income and non-GAAP earnings per share, all of which exclude share-based compensation expenses recorded under Statement of Financial Accounting Standards 123R, “Share-Based Payment.” The Company’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and allows the management team to better plan and forecast future periods, as the non-GAAP financial measures provide additional information to the investors. The non-GAAP information is not in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for the GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be significant recurring expenses in the Company’s business for the foreseeable future. Reconciliations of the Company’s non-GAAP financial data to the most comparable GAAP data are included at the end of this press release.
Conference Call
The Company will will hold a conference call on June 3, 2009, at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong time) following the announcement. Listeners may access the call by dialing the following numbers:
United States toll free: 1- 888-378-0337
Hong Kong toll free: 800-968-103
Northern China toll free: 10 800 712 0046
Southern China toll free: 10 800 120 0046
International: 1- 719-325-2106
Listeners may access the replay through June 10, 2009, by dialing the following numbers:
United States toll free: 1-888-203-1112
International: 1-719-457-0820
Password: 8847791
An audio webcast of the call will also be available through the Company’s website at www.tongjitang.com.

About Tongjitang Chinese Medicines Company
Tongjitang Chinese Medicines Company, through its operating subsidiaries Tongjitang Pharmaceutical, Tongjitang Distribution, Tongjitang Chain Stores, Guizhou Long-Life Pharmaceutical Company Limited, Qinghai Pulante and Anhui Jingfang, is a vertically integrated and profitable specialty pharmaceutical company focused on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China. Tongjitang’s principal executive offices are located in Shenzhen, China.
Tongjitang’s flagship product, Xianling Gubao, is the leading traditional Chinese medicine for the treatment of osteoporosis in China as measured by sales in Renminbi. In addition to Xianling Gubao, the Company manufactures and markets 36 other modernized traditional Chinese medicine products and 37 western medicines. Please visit www.tongjitang.com for more information.
Safe Harbor Statements
This press release contains forward-looking statements that are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from those described in the forward-looking statements in this press release. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s heavy dependence on the success of Xianling Gubao; the Company’s ability to market Xianling Gubao to hospitals and to retail pharmacies; the retail prices of its principal products’ being subject to price control by the government authorities in China; the inclusion of the Company’s products in national and provincial medical catalogs of the National Medical Insurance Program in China; the Company’s ability to obtain approval from the State Food and Drug Administration in China to convert a provisional national production standard of the Company’s principal products to a national final production standard; the Company’s ability to continue having the exclusive production rights for its products; the Company’s ability to further improve its barrenwort extraction efficiency; the presence of certain side effects in the Company’s current products and the Company’s ability to identify side effects associated with its current or future products prior to their marketing and sale; the Company’s ability to obtain manufacturing or marketing approval for its future products; the Company’s dependence on a limited number of distributors for a significant portion of its net revenues; the Company’s exposure to the risk of product liability claims and its limited insurance coverage; the Company’s ability to manage the expansion of its operations and its future research and development projects successfully; the Company’s ability to protect its intellectual property rights and defend infringement or misappropriation claims by third parties; intense competition in the pharmaceutical market in China; the supply of quality medicinal raw materials; the Company’s U.S. tax status as a passive foreign investment company (“PFIC”) for the taxable year ended December 31, 2008 and the significant risk that the Company will be a PFIC for the current taxable year ending December 31, 2009; uncertainties with respect to the legal system in China, including uncertainty with respect to potential regulatory changes in China’s healthcare industry; if disruptions in the financial markets and other macro-economic challenges currently affecting the economy of the United States and other parts of the world continue or even worsen, it may adversely impact the economy and consumer confidence in China; a further slowdown in the growth of China’s economy; and the Company’s ability to expand its business through organic growth and strategic acquisitions and investments. Further information regarding these and other risks is and will be included in the Company’s registration statement on Form F-1, its annual report on Form 20-F and other documents filed and to be filed with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.
CONTACT
Ashley M. Ammon
Integrated Corporate Relations
203-682-8200

Tongjitang Chinese Medicines Company
Unaudited Condensed Consolidated Statements of Operations
(In thousands, except share and per share data)

	First Quarter Ended March 31
	2008	2009	2009
	RMB	RMB	US$
			(Note)
Net revenues	105,782	90,179	13,198
Cost of revenues	41,258	37,665	5,512

Gross profit	64,524	52,514	7,686
Advertising expenses	(17,390)	(12,883)	(1,885)
Other selling and marketing expenses	(25,246)	(30,566)	(4,473)
General and administrative expenses	(26,588)	(17,010)	(2,489)
Research and development expenses	(4,012)	(2,813)	(412)
Government grant	40	10	1
Other operating income	362	496	73

Loss from operations	(8,310)	(10,252)	(1,499)
Other income (expenses):
Interest income	5,034	1,437	210
Interest expense	(3,422)	(2,132)	(312)
Government grants	2,247	1,365	200
Investment income (loss)	(599)	(16)	(2)
Other income, net	17,873	303	44

Income (loss) before income taxes	12,823	(9,295)	(1,359)
Provision for income taxes	(1,033)	(2,042)	(299)

Net income (loss)	11,790	(11,337)	(1,658)
Less: Net loss (income) attributable to the non-controlling interests	86	(25)	(4)

Net income (loss) attributable to the Company	11,876	(11,362)	(1,662)

Earnings (loss) per share
Ordinary shares
-Basic	0.09	(0.08)	(0.01)
-Diluted	0.09	(0.08)	(0.01)

Shares used in computation of earnings (loss) per share
Ordinary shares
-Basic	134,584,722	135,209,722	135,209,722
-Diluted	134,683,253	135,209,722	135,209,722

(Note)
The condensed consolidated financial information of Tongjitang Chinese Medicines Company are stated in Renminbi (“RMB”). The translation of RMB amounts as of and for the period and year ended March 31, 2009 into United States dollar (“US$”) is included solely for the convenience of readers and has been made at the rate of RMB6.8329 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York at March 31, 2009. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.

Tongjitang Chinese Medicines Company
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	Dec. 31	Mar. 31	Mar. 31
	2008	2009	2009
	RMB	RMB	US$
	(Note 1)		(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	516,087	488,396	71,477
Short-term bank deposit	50,000	50,000	7,318
Notes receivable	55,987	50,838	7,440
Accounts receivable, net of allowance for doubtful accounts	214,543	232,038	33,959
Amounts due from related parties	8,500	—	—
Amounts due from former shareholders of a subsidiary	689	3,207	469
Inventories	97,553	116,532	17,055
Trading securities	792	777	114
Prepaid advertising expenses	1,692	1,843	270
Receivable on sale of property, plant and equipment	12,600	15,750	2,305
Tax receivable	—	578	85
Other prepaid expenses and current assets, net of allowance for doubtful accounts	21,548	18,471	2,703

Total current assets	979,991	978,430	143,195
Property, plant and equipment, net	152,249	151,727	22,205
Land use rights, net	28,902	66,517	9,735
Deposits for acquisition of property, plant and equipment, and intangible assets	188,103	169,378	24,789
Acquired intangible assets, net (Note 3)	24,735	23,794	3,482
Goodwill (Note 3)	—	—	—
Receivable on sales of property, plant and equipment	6,210	3,060	448
Long-term other assets	1,800	1,405	206
Deferred tax assets	1,107	1,102	161

Total assets	1,383,097	1,395,413	204,221

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	85,100	85,100	12,454
Accounts payable	14,663	23,871	3,494
Notes payable	—	500	73
Amounts due to related parties	1,332	900	132
Amounts due to former shareholders of a subsidiary	7,385	6,334	927
Accrued expenses and other current liabilities	81,130	90,943	13,310
Income taxes payable	926	1,908	165

Total current liabilities	190,536	209,556	30,555
Long-term bank loans	50,000	70,000	10,245
Deferred tax liabilities	7,272	8,274	1,211

Total liabilities	247,808	287,830	42,011

Total shareholders’ equity attributable to the Company	1,134,814	1,107,084	162,137

Non-controlling interests	475	499	73

Total equity	1,135,289	1,107,583	162,210

Total liabilities and equity	1,383,097	1,395,413	204,221

(Note 1)
The condensed consolidated financial information of Tongjitang Chinese Medicines Company are stated in Renminbi (“RMB”). The translation of RMB amounts as of and for the period and year ended March 31, 2009 into United States dollar (“US$”) is included solely for the convenience of readers and has been made at the rate of RMB6.8329 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York at March 31, 2009. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.
(Note 2)
Effective from January 1, 2009, the Company adopted Statement of Financial Accounting Standards No. 160, “Non-controlling Interest in Consolidated Financial Statements — An amendment of Accounting Research Bulletin No.51” (“SFAS No. 160”), which changed the accounting for and the reporting of minority interest, now referred to as non-controlling interests, in our condensed consolidated financial information. The adoption of SFAS No. 160 resulted in the reclassification of amounts previously attributable to minority interest to a separate component of shareholders’ equity titled “Non-controlling Interests” in the accompanying condensed consolidated balance sheet. Additionally, net loss attributable to non-controlling interests was shown separately from net loss in the accompanying condensed consolidated statement of operations. Prior period financial information has been reclassified to conform to the current period presentation as required by SFAS No. 160.
(Note 3)
We are in the process of obtaining third-party valuations of certain identifiable intangible assets for the acquisitions we completed in the first quarter of 2009 and hence the net book value for intangible assets and goodwill is preliminary and subject to revision once we complete the valuation exercise.

Tongjitang Chinese Medicines Company
Reconciliation of GAAP Net income (loss) to Adjusted EBITDA (Non-GAAP)
(In thousands, except share and per share data)

	First Quarter Ended March 31
	2008	2009	2009
	RMB	RMB	US$
			(Note 1)
GAAP net income (loss) attribute to the Company	11,876	(11,362)	(1,662)
Share-based compensation expenses (Note 2)	9,322	2,035	298
Depreciation and amortisation	5,924	4,669	683
Interest (income) expense, net	(1,612)	695	102
Provision for income taxes	1,033	2,042	299

Adjusted EBITDA (non-GAAP)	26,543	(1,921)	(280)

GAAP earnings (loss) per share
Ordinary shares
-Basic	0.09	(0.08)	(0.01)
-Diluted	0.09	(0.08)	(0.01)

Adjusted EBITDA per share (Non-GAAP)
Ordinary shares
-Basic	0.20	(0.01)	0.00
-Diluted	0.20	(0.01)	0.00

Shares used in computation of GAAP earnings per share / Adjusted EBITDA per share (Non-GAAP)
Ordinary shares
-Basic	134,584,722	135,209,722	135,209,722
-Diluted	134,683,253	135,209,722	135,209,722

(Note 1)
The condensed consolidated financial information and the related amounts of Tongjitang Chinese Medicines Company are stated in Renminbi (“RMB”). The translation of RMB amounts as of and for the period and year ended March 31, 2009 into United States dollar (“US$”) is included solely for the convenience of readers and has been made at the rate of RMB6.8329 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York at March 31, 2009. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.
(Note 2)
Share-based compensation expenses recorded in accordance with SFAS 123R are as follows:

	First Quarter Ended March 31
	2008	2009	2009
	RMB	RMB	US$
			(Note 1)
General and administrative expenses	9,322	2,035	298